FOR IMMEDIATE RELEASE

(Canadian dollar release)

ENTERRA ENERGY REPORTS RESULTS FOR Q2, 2005

Major Transactions Position Enterra for Future Growth

Calgary, AB-August 16, 2005 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today reported its financial results for the three and six months ended June 30, 2005.

2005 year-to-date has been a very productive period for Enterra.

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The most notable event of the period was the definitive agreement for the acquisition of High Point Resources Inc. which High Point shareholders are voting on later today.  Once this accretive acquisition is completed, Enterra anticipates its distribution as percent of cash flow to be approximately 80% in the fourth quarter.  In addition, Enterra will add more than 135,000 net acres of undeveloped land with over 120 drilling locations and approximately 3,400 boe/day bringing Enterra’s current production to approximately 10,000 boe/day.

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High Point announced yesterday that the Ricinus 11-17-35-8 W5M exploration well has been successfully tested in the Leduc formation.  The well flowed at rates exceeding 10 mmcf/day with limited drawdown.  Pressure and flow data from the well are currently being analyzed by independent engineers to determine the well’s full potential and determine the optimal depletion strategy.  The well is being equipped for production with pipeline construction to commence in the near term.  Gas sales are anticipated prior to the end of September 2005.  High Point has a 50% working interest in the well prior to payout and a 45% interest after payout.

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Effective June 1, 2005, the Macon Group was contracted to provide management to Enterra.  E. Keith Conrad joined the Trust as President and CEO and John Kalman joined as CFO.

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The June 1, 2005 closing of the acquisition of Rocky Mountain Gas, Inc. was followed by a Letter of Intent with PRB Transportation, Inc. (AMEX:PRB) subject to a definitive agreement, to develop coal bed methane properties in an area of mutual interest in Wyoming and Montana.  If and when an agreement is finalized, PRB will have the right to earn up to a 50% interest in certain properties of Enterra’s recently acquired subsidiary, Rocky Mountain Gas, by spending up to US$21.8 million.  By partnering with PRB, Enterra expects to generate additional production revenue and cash flow without additional capital expenditures.

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In April 2005, an arrangement was entered into with Kingsbridge Capital Limited to raise up to US$100 million.  The second quarter results are being incorporated into a prospectus to be filed this month with respect to this financing.

“There has been a considerable amount of time and effort deployed through the first part of 2005 to provide a solid foundation from which to execute our business plan during the remainder of 2005 and into the future,” stated Reg Greenslade, Chairman of Enterra.  “We intend to broaden the scope in the coming months with a significant entry into the United States, in particular, North Dakota and Wyoming.”

“In addition, in anticipation of the High Point closing, Enterra is already working on drilling programs currently underway on the High Point lands,” added Keith Conrad, President and CEO of Enterra.  “Immediate drilling plans on the High Point lands include 40 horizontal wells in the Desan area of northeast British Columbia, 15 wells in the Ferrier area and 15 wells in the Ricinus area of Alberta.  It is anticipated that these programs will be developed by farm out arrangements with JED Oil Inc.”

“Production levels, although lower in the second quarter due to temporary operational issues, remained relatively constant for the first six months of 2005 versus 2004 as the Trust developed the foundation for future growth,” stated John Kalman, CFO of Enterra.  “Operating costs were up over the comparable periods in 2004 as the acquisitions completed in 2004 and 2005 were of higher operating cost properties relative to the balance of Enterra’s properties.  The acquisition of High Point should significantly reduce Enterra’s overall operating costs on a per barrel of oil equivalent (boe) basis as High Point’s current operating costs are $3.59 per boe and the development within High Point is on higher productivity, lower operating cost properties.”

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Enterra Energy Trust News Release

August 16, 2005

Summarized financial and operational data (in 000’s except for volumes and per unit amounts – all dollar amounts are in Canadian dollars)
	Three Months June 30, 2005	Three Months June 30, 2004 Restated (3)	% Change	Six Months June 30, 2005	Six Months June 30, 2004 Restated (3)	% Change
Sales volume information
Oil sales (bbls per day)	5,012	5,860	-14	5,376	5,538	-3
Natural gas sales (mcf per day)	5,867	7,608	-23	5,995	6,983	-14
Total sales (boe per day) (2)	5,990	7,127	-16	6,375	6,702	-5

Financial information
Revenue	29,807	27,585	8	59,857	49,233	22
Cash flow from operations (2)	12,228	13,532	-10	27,086	23,029	18
Cash flow per unit (2)	0.46	0.63	-27	1.04	1.11	-7
Net earnings	2,567	4,455	-42	6,818	6,850	0
Net earnings per unit	0.10	0.21	-54	0.26	0.33	-21
Distributions paid out during period	14,909	9,585	56	28,210	17,414	62
Distributions as a percentage of cash flow	122%	71%	72	104%	76%	38

Average US/CDN exchange rate during period	1.24	1.36	-10	1.24	1.34	-8

Operating information
Average price received per bbl of oil	57.18	39.66	44	53.84	37.95	42
Average price received per mcf of natural gas	6.70	7.14	-6	7.05	6.87	3
Operating costs per boe	13.11	7.28	80	12.06	7.82	54
G & A expenses per boe	5.65	0.79	619	4.26	1.60	166
Operating netbacks per boe	29.36	25.30	16	28.83	20.54	40

(1)

“BOEs [or ‘McfGEs’ or other applicable units of equivalency] may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl [or ‘An McfGE conversion ratio of 1 bbl: 6 Mcf’] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)

These are non-GAAP measures; please refer to “Certain Financial Reporting Measures” included in our MD&A.

(3)

Prior year restated to reflect adoption of new accounting standard with respect to exchangeable shares.  See Note 2 to the Consolidated Financial Statements filed on EDGAR and SEDAR – see below.

Enterra Energy Trust News Release

August 16, 2005

Included in the G&A expenses booked in the second quarter was the CDN$1.6 million bonus pool approved on June 7, 2005 at the Annual General Meeting by Enterra’s unitholders for service in 2004.  The amount of the bonus pool is related to the increase in the unit price of the Trust.

A comprehensive financial report and additional information is available on SEDAR at www.sedar.com, and will be available soon on EDGAR at http://www.sec.gov/

Conference Call

Enterra Energy Trust will host a conference call later this morning at 9:00 am Mountain Daylight Time/11:00 am Eastern Daylight Time, to discuss the second quarter results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution which is currently US$0.16 per Trust Unit.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman, 212/836-9609

John Kalman, CFO

Andreas Marathovouniotis 212/836-9611

E. Keith Conrad, President and CEO

www.theequitygroup.com

403/263-0262

www.enterraenergy.com